Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shankar Distillers Inc.
1030 Chicago Road
Troy, MI 48083
https://www.shankardistillers.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Shankar Distillers Inc.
Address: 1030 Chicago Road, Troy, MI 48083
State of Incorporation: DE
Date Incorporated: September 24, 2025

Terms:

Simple Agreement for Future Equity

Offering Minimum: $10,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $22,500,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you an owner or possess control over such a licensee. Please see Section 4 in the Subscription Agreement. In addition, as a potential investor, the Company shall require each investor to accurately complete and execute the attached Questionnaire, which may be submitted to the appropriate state and / or federal agency. Each investor understands that their right to invest will be subject to review and scrutiny of the required responses as well as any future responses to inquiries that may be undertaken under the Code, the FAA or comparable federal, state or local law or regulation.

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity

Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you an owner or managerial level employee of such a licensee nor the trustee of a trust that possesses stock or a membership interest in an entity licensed at the wholesaler or retail tier.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Shankar Distillers Inc will receive 5% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% addition to the base discount rate.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 4% addition to the base discount rate.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 6% addition to the base discount rate.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 8% addition to the base discount rate.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 5% addition to the base discount rate.

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 5% addition to the base discount rate.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 2% addition to the base discount rate.

Tier 2 Perk: Invest $5,000+ and receive 3% addition to the base discount rate.

Tier 3 Perk: Invest $10,000+ and receive 4% addition to the base discount rate.

Tier 4 Perk: Invest $25,000+ and receive 5% addition to the base discount rate.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Shankar Distillers Inc will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Shankar Distillers is a premium American Craft Distillery, makers of American Varchas Bourbon Whiskey, Varchas Rye Whiskey, Varchas Vodka and Dasara Savari Gin. Shankar Distillers is also the owner of the popular 900 Grados Tequila brand, that includes Blanco, Reposado and Anejo tequila. Shankar Distillers was founded by Varchasvi Shankar, who has a deep passion for whiskey and a vision to create a legacy that connects American and Indian cultures. The company operates a state-of-the-art distillery located in Metro Detroit, producing a range of spirits including bourbon, rye, gin, and tequila. Shankar Distillers also has a presence in India. Shankar Distillers targets whiskey enthusiasts, retailers, and consumers in both the U.S. and India, leveraging a well-established distribution network that includes major national chains. Investing in Shankar Distillers allows stakeholders to participate in a rapidly growing market with a unique cultural narrative, a comprehensive product lineup, and a commitment to quality that has garnered multiple industry awards.

Shankar Distillers Inc. was originally formed as Shankar Distillers LLC in Michigan on December 20, 2020, and was converted to a Delaware corporation effective October 1, 2025.

Competitors and Industry

Industry: The U.S. spirits market was valued at $83.4 billion in 2024 and is projected to rise significantly, with whiskey representing approximately 31% of the market share. The craft spirits segment is experiencing robust growth driven by premiumization and consumer demand for unique offerings. The Indian whiskey market is also expanding, currently valued at $52.5 billion and expected to grow to $64 billion by 2028, reflecting a rising disposable income and a youthful demographic eager for premium products.

Competitors: Major competitors in the whiskey sector include well-established brands like Four Roses Small Batch, Angels Envy, Michter's, and others as well as craft distilleries that are increasingly gaining market share. In India we compete with Jack Daniel's, Buffalo Trace, Templeton, Jim Beam as well as many blended whiskeys and single malt whiskeys. Shankar Distillers differentiates itself through its unique fusion of Indian heritage and American whiskey-making techniques, creating a distinct brand identity that appeals to a diverse customer base. Additionally, its strategic partnerships with leading distributors enhance its market presence and accessibility.

Current Stage and Roadmap

Current Stage: Shankar Distillers has successfully launched its product line, which includes various whiskey and spirit offerings, and has built a strong distribution network across the U.S. and India. The distillery, operational since 2022, features cutting-edge technology that enhances production efficiency and flavor consistency. The brand continues to receive recognition for its quality, evidenced by numerous awards at national competitions.

Future Roadmap: In the short term, Shankar Distillers plans to expand its product offerings, including the release of new variations of gin and tequila. The company aims to solidify its presence in key U.S. markets while also targeting further expansion into India. Medium-term goals include increasing brand awareness, customer acquisition through grassroots marketing campaigns and enhancing its distribution capabilities to support projected growth.

The Team

Officers and Directors

Name: Varchasvi Shankar

Varchasvi Shankar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO & Board Member
  Dates of Service: December, 2020 - Present
  Responsibilities: President & CEO of the company. Overseeing Sales, Operations, Strategy, Product development, finances with people reporting up who manage manufacturing, sales, marketing, accounting and facilities.

Other business experience in the past three years:

- Employer: V2Soft Inc
  Title: President & CEO
  Dates of Service: January, 2001 - Present
  Responsibilities: V2Soft is an Information Technology company that provides IT Services to Fortune 1000 customers with its offices around the world and in the US.

Name: Scott Allen Blaine

Scott Allen Blaine's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Operations and Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: Responsible for the overall distillery management, licensing, distribution and supply chain management, and delivery.

Name: Nandini Gowda Varchasvi

Nandini Gowda Varchasvi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Executive Vice President
  Dates of Service: January, 2021 - Present
  Responsibilities: Executive Vice President & Board Member - Overseeing finances, product development, customer support and events.

Other business experience in the past three years:

- Employer: V2Soft Inc
  Title: Executive Vice President
  Dates of Service: July, 2011 - Present
  Responsibilities: Managing process & compliance, overseeing accounting and finances, Product Development and Strategy

Name: Michael Collin Forsyth

Michael Collin Forsyth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating and Sales Officer
  Dates of Service: October, 2025 - Present
  Responsibilities: Lead overall company operations and sales

Other business experience in the past three years:

- Employer: Creative Place Consulting
  Title: Executive Principal
  Dates of Service: December, 2017 - Present
  Responsibilities: Founder and owner of a boutique consulting firm specializing in entrepreneurship and economic development.

Other business experience in the past three years:

- Employer: Detroit City Distillery
  Title: Owner & Founder
  Dates of Service: December, 2014 - January, 2024
  Responsibilities: Led overall strategy and day to day operations for sales, marketing, hospitality, brand development.

Name: Rajanna Gowda

Rajanna Gowda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Principal Accounting Officer
  Dates of Service: December, 2020 - Present
  Responsibilities: Lead overall company accounting

Other business experience in the past three years:

- Employer: V2Soft Inc
  Title: Global Financial Controller
  Dates of Service: January, 2011 - Present
  Responsibilities: Serve as Global Financial Controller for V2Soft, an Information Technology company that provides IT Services to Fortune 1000 customers with its offices around the world and in the US.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial

statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon

the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Shankar Distillers Inc was formed on December 28, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shankar Distillers Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company started to sell first in July of 2021 and has generated revenue since then, and is now in more than 2000+ stores in US and over 500+ stores in India including Independents, chain stores and more. . If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Although revenue has grown year over year since 2021, there is no guarantee this will continue. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in an industry with competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets and brand name trademarks in about 50 countries.. The company operates in both the US and India. We believe one of the most valuable components of the Company is our intellectual property, our recipe, and unique products portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note

that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

CEO splits his time and does not receive a salary
Varchasvi Shankar, President and CEO of Shankar Distillers, Inc., does not currently receive a salary for his work at Shankar Distillings and splits his time working between working as President and CEO of Shankar Distillers and President and CEO of v2Soft Inc. Although Mr. Shankar owns a controlling equity stake in Shankar Distillers, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits his time. Shankar Distillers plans on providing Varchasvi Shankar with a salary starting at $50,000.00 beginning in 2026, with gradual increases over time.

The alcohol beverage industry is subject to extensive federal and state regulations, including the Code and the FAA, regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses and their owners, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you an owner, officer or director or the trustee of a trust that owns stock or membership in such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Varchasvi Shankar	9,500,000	Voting Common Stock	95.0%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, SAFE Note, and Crowdfunding SAFE Note.

Voting Common Stock

The amount of security authorized is 9,600,000 with a total of 9,500,000 outstanding.

Voting Rights

One vote per share

Material Rights

Except as expressly provided above, the Voting Common Stock and the Non-Voting Common Stock are be identical in all respects and shall entitle the holders thereof to the same rights and privileges, including, without limitation, (a) the right to receive dividends and other distributions of cash, stock or property when, as and if declared by the Board of Directors, and (b) the right to share ratably in the net assets of the company upon any liquidation, dissolution or winding up of the company. The Common Stock have no other designations, powers, preferences or rights, and no other qualifications, limitations or restrictions, except as set forth in the company's Certificate of Incorporation or as provided by the Delaware General Corporation Law.

The Common Stock is subject to a Right of First Refusal pursuant to the bylaws of the company. No stockholder may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise ("Transfer"), except by a Transfer which meets the requirements set forth in Section 37 of the company's bylaws, in addition to any other restrictions or requirements set forth under applicable law or the bylaws.

Non-Voting Common Stock

The amount of security authorized is 10,400,000 with a total of 400,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Voting Rights

Non-Voting Common Stock has no voting power, and the holders of Non-Voting Common Stock are not entitled to vote on any matter submitted to the stockholders of the companyDescription of voting rights

Material Rights

Except as expressly provided above, the Voting Common Stock and the Non-Voting Common Stock are be identical in all respects and shall entitle the holders thereof to the same rights and privileges, including, without limitation, (a) the right to receive dividends and other distributions of cash, stock or property when, as and if declared by the Board of Directors, and (b) the right to share ratably in the net assets of the company upon any liquidation, dissolution or winding up of the company. The Common Stock have no other designations, powers, preferences or rights, and no other qualifications, limitations or restrictions, except as set forth in the company's Certificate of Incorporation or as provided by the Delaware General Corporation Law.

The Common Stock is subject to a Right of First Refusal pursuant to the bylaws of the company. No stockholder may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise ("Transfer"), except by a Transfer which meets the requirements set forth in Section 37 of the company's bylaws, in addition to any other restrictions or requirements set forth under applicable law or the bylaws.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $400,000.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing

Material Rights

The SAFE grants the Investor a contractual right to receive equity in the company upon the occurrence of certain triggering events, rather than immediate ownership of company stock. The following summarizes the key rights and protections afforded to the Investor under this agreement. Capitalized terms used by not defined in this Section have the meaning assigned to them in the SAFE.

Material Rights

Conversion Rights. The primary right granted to the Investor is the automatic conversion of the SAFE into shares of the company's preferred stock upon the next Equity Financing. The number of shares issued is determined by dividing the Investor's purchase amount by the lower of (i) the price per share based on a post-money valuation cap of $15,000,000 or (ii) the price per share reflecting a discount rate of 85% of the price paid by new investors in the financing. This ensures the Investor receives a favorable conversion price relative to future investors.

Liquidity and Dissolution Rights. If a Liquidity Event (such as a change of control, direct listing, or IPO) occurs before conversion, the Investor is entitled to receive either (a) the original purchase amount (the "Cash-Out Amount") or (b) the amount payable on the number of shares of common stock that would have been issued upon conversion (the "Conversion Amount"), whichever is greater. In the event of company dissolution, the Investor is entitled to receive the Cash-Out Amount, subject to liquidation priority. The SAFE is structured to provide the Investor with a liquidation preference that is junior to company creditors but senior to common stockholders.

Priority and Pro Rata Rights. In both liquidity and dissolution scenarios, the Investor's right to payment is on par with other SAFE holders and preferred stockholders, and senior to common stockholders. If proceeds are insufficient to pay all such holders in full, distributions are made pro rata based on the amounts due.

Voting and Information Rights. The SAFE does not grant the Investor any voting rights or the right to attend shareholder meetings prior to conversion into equity. The Investor is not deemed a stockholder for any purpose other than certain tax considerations until shares are actually issued. The agreement does not provide for specific information rights, such as access to company financials, prior to conversion.

Transferability and Assignment. The Investor may not transfer or assign the SAFE or its rights without the company's prior written consent, except in limited circumstances such as transfers to affiliates or the Investor's estate. The company may assign the SAFE in connection with a reincorporation.

Other Protections. The agreement includes standard representations and warranties from both the company and the Investor. Amendments to the SAFE require written consent from both parties or, in some cases, a majority-in-interest of similar SAFE holders, with certain limitations.

Jurisdiction. The SAFE is governed by the laws of the State of Delaware.

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $22,500,000.00
Conversion Trigger: $1,000,000

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you an owner or possess control over such a licensee. Please see Section 4 in the Subscription Agreement. In addition, as a potential investor, the Company shall require each investor to accurately complete and execute the attached Questionnaire, which may be submitted to the appropriate state and / or federal agency. Each investor understands that their right to invest will be subject to review and scrutiny of the required responses as well as any future responses to inquiries that may be undertaken under the Code, the FAA or comparable federal, state or local law or regulation.

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $350,000.00
  Use of proceeds: Working Capital
  Date: July 01, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $515,702 compared to $750,955 in fiscal year 2024.

Increase in sales due to the introduction of new products, expanded retail space and increased marketing.

Cost of Sales

Cost of Sales for fiscal year 2023 was $351,819 compared to $600,731 in fiscal year 2024.

Increase in cost of sales was due to the introduction of new products and start-up investments with the launch of the tasting room and production facility in 2024.

Gross Margins

Gross margins for fiscal year 2023 were $163,882 compared to $150,224 in fiscal year 2024.

Gross margin decreased in 2024 due to the additional costs of goods sold from the development of new products and start-up costs of the tasting room and production facility.

Expenses

Expenses for fiscal year 2023 were $1,745,503 compared to $2,844,653 in fiscal year 2024.

Increase in expenses were due to setting up our new distillery, launch of our tasting room to the public, new product releases and marketing.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the expansion of the retail space along with additional products and expanded marketing. Past cash was primarily generated through self funding from the founder and the remaining was generated through sales. Our goal is to increase our revenue and profits year over year which will also generate cash for building and running the company. We are starting from $750K in 2024 and hope to increase revenue from our local and global sales of our current and future products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2026, the company has over $39,000 in the bank in cash. The major shareholder also will be willing to invest up to $500K until sufficient funds are raised from other sources.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's sales and operations.

These funds are required to support the following along with the cash generated from sale of our products.

● Invest in adding new sales team members

● Invest in digital and traditional marketing

● Invest in acquiring additional aged barrels as needed

● Invest in building up our inventory

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $20,000, we will still operate the company with investment from the founder till we achieve additional funding. We anticipate about $70K per month is what is needed to operate for 15 to 18 months before the company breaks even and becomes profitable.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $1.235M, we anticipate the Company will be able to operate for 15 months. This is based on a current monthly burn rate of $75,000 to $100,000 for expenses related to Salaries of employees, Sales & Marketing, Barrel Purchases, Production of Bourbons, Vodka, Gin and Tequila and operations costs. This is in addition to what the company will be making from its sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including pledging aged barrels for line or loan from the bank, the equity on the building we own, infusion of capital thru future capital raises.

Indebtedness

- Creditor: First Merchants Bank
  Amount Owed: $772,389.00
  Interest Rate: 5.39%
  Maturity Date: July 06, 2029
  Equipment Loan

- Creditor: First Merchants Bank
  Amount Owed: $647,231.00
  Interest Rate: 8.59%
  Maturity Date: April 10, 2021
  Equipment Loan

- Creditor: Susheela Shankara and Varchasvi Shankar
  Amount Owed: $647,231.00
  Interest Rate: 0.0%
  Maturity Date: April 10, 2041
  See corresponding entry in Related Party Transactions

- Creditor: Shankar Distillers Real Estate Holding LLC
  Amount Owed: $772,388.00
  Interest Rate: 5.65%
  See corresponding entry in Related Party Transactions

- Creditor: V2Soft, Inc.
  Amount Owed: $750,000.00
  Interest Rate: 9.0%
  Maturity Date: April 10, 2031
  See corresponding entry in Related Party Transactions

- Creditor: V2Soft, Inc.
  Amount Owed: $1,075,000.00
  Interest Rate: 5.39%
  Maturity Date: July 06, 2029
  See corresponding entry in Related Party Transactions

Related Party Transactions

- Name of Person: Susheela Shankara and Varchasvi Shankar
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The outstanding balances were $730,024 and $752,692 as of December 31, 2024 and 2023, respectively. $647,231 as of December 2025.
  Material Terms: During 2024 and 2023, the Subsidiary, Shankar Distillers Private Limited, obtained non-interest-bearing loans from its directors to support operating expenses. These loans are classified as short-term, with repayment terms of less than twelve months.

- Name of Entity: Shankar Distillers Real Estate Holding LLC
  Names of 20% owners: Varchasvi Shankar
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $772,388 as of December 2025.
  Material Terms: These payments resulted in the recognition of a receivable of $543,259.53 from the related party as of December 31, 2024, representing amounts advanced by the Company on behalf of the related party and still outstanding at year-end.

- Name of Entity: V2Soft, Inc.
  Names of 20% owners: Varchasvi Shankar
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2023 and 2022, the Company, which has common directors with V2Soft Inc. (a related party), jointly entered into loan agreements with First Merchants Bank in the principal amounts of $750,000 and $1,075,000, respectively. The loans bear interest at fixed annual rates of 9.00% and 5.39%, respectively, and mature on April 10, 2031 and July 6, 2029.
  Material Terms: The loans are unsecured, and both principal and interest are payable after five (5) years, unless accelerated upon default.

Valuation

Valuation Cap: $22,500,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales & Marketing
  64.75%
  To hire sales team members, digital and traditional marketing, tasting events, incentivizing distributor sales people in US market and India Markets.

- Purchase of Aged Barrels

18.5%
As our barrels we have made and we are making ages, we want to continue to stock up on aged barrels with the same mash bill for our future use when we exhaust our existing barrels.

- Operations
  9.25%
  Operational activities including production of spirits, facility management, utilities, supply chain activities and more.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales & Marketing
  64.75%
  To hire sales team members, digital and traditional marketing, tasting events, incentivizing distributor sales people in US market and India Markets.

- Purchase of Aged Barrels
  18.5%
  As our barrels we have made and we are making ages, we want to continue to stock up on aged barrels with the same mash bill for our future use when we exhaust our existing barrels.

- Operations
  9.25%
  Operational activities including production of spirits, facility management, utilities, supply chain activities and more.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.shankardistillers.com/ (https://www.shankardistillers.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/shankar-distillers

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Shankar Distillers Inc.

[See attached]

Shankar Distillers Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Shankar Distillers Inc. Management

We have reviewed the accompanying consolidated financial statements of Shankar Distillers Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 23, 2025, except for Note 7, which is dated December 11, 2025

SHANKAR DISTILLERS INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	291,827	276,271
Accounts Receivable		136,994	209,202
Inventory		1,091,591	1,166,276
Prepaid Expenses		98,817	2,653,479
Receivables from Related Party		543,260	-
Total Current Assets		2,162,489	4,305,228
Non-Current Assets:			
Fixed Assets - Net	$	3,090,996	130,248
Right of Use Asset		3,258,322	3,398,966
Intangible Assets - Net		10,493	10,818
Other Non-Current Asset		8,044	8,294
Total Non-Current Assets		6,367,854	3,548,326
TOTAL ASSETS	$	8,530,343	7,853,554
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	271,709	222,636
Accrued Expense		42,191	36,156
Lease Liability - Short Term		153,505	139,570
Advances from Related Party		-	91,029
Loan Payable - Related Party - Short Term		730,024	752,692
Loan Payable - Current		260,509	204,376
Other Current Liabilities		28,483	28,978
Total Current Liabilities	$	1,486,423	1,475,437
Non-Current Liabilities:			
Loan Payable - Non Current	$	1,309,586	1,570,095
Loan Payable - Related Party - Long Term		6,354,146	3,023,563
Lease Liability - Long Term		3,263,246	3,416,751
Accrued Interest		325,033	86,518
Total Non-Current Liabilities	$	11,252,011	8,096,927
TOTAL LIABILITIES		12,738,434	9,572,364
EQUITY			
Member Equity	$	830,100	830,100
Retained Earnings		(5,037,697)	(2,548,812)
Accumulated Other Comprehensive Income		(494)	(98)
TOTAL EQUITY	$	(4,208,090)	(1,718,810)
TOTAL LIABILITIES AND EQUITY	$	8,530,343	7,853,554

See Accompanying Notes to these Unaudited Financial Statements

SHANKAR DISTILLERS INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31,		2024	2023
Sales Revenue	$	750,955	515,702
Cost of Goods Sold		(600,731)	(351,819)
Gross Profit	$	150,224	163,882
Operating Expenses			
Payroll Expenses	$	804,455	488,437
General and Administrative		771,972	577,843
Advertising and Marketing		526,763	402,649
Operating Lease Expense		231,074	231,074
Depreciation and Amortization		179,819	13,361
Total Operating Expenses		**2,514,082**	**1,713,364**
Total Loss from Operations	$	**(2,363,858)**	**(1,549,482)**
Other Income (Expense)			
Other Income	$	14,207	218,287
Interest Expense		(331,250)	(156,477)
Total Other Income (Expense)		**(317,043)**	**61,810**
Net Income (Loss)	$	**(2,680,901)**	**(1,487,671)**
Other Comprehensive Income			
Foreign Currency Translation Adjustment		(396)	(98)
Total Other Comprehensive Income		**(396)**	**(98)**
Total Comprehensive Income		**(2,681,297)**	**(1,487,769)**

See Accompanying Notes to these Unaudited Financial Statements

SHANKAR DISTILLERS INC.
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital*		Retained Earnings (Deficit)	Other Comprehensive Income	Total Members' Equity
	Units	$ Amount			
Beginning balance at 1/1/23	9,500,000	706,308	(887,377)	-	(181,069)
Contribution	500,000	123,792	-	-	123,792
Foreign Currency Translation	-	-	-	(98)	(98)
Prior Period Adjustment	-	-	(173,763)	-	(173,763)
Net income (loss)	-	-	(1,487,671)	-	(1,487,671)
Ending balance at 12/31/23	10,000,000	830,100	(2,548,812)	(98)	(1,718,810)
Foreign Currency Translation	-	-	-	(396)	(396)
Prior Period Adjustment	-	-	192,016	-	192,016
Net income (loss)	-	-	(2,680,901)	-	(2,680,901)
Ending balance at 12/31/24	10,000,000	830,100	(5,037,697)	(494)	(4,208,090)

See Accompanying Notes to these Unaudited Financial Statements

*Equity is labeled as members' equity reflecting the historical LLC structure. See Note 6 for further details.

SHANKAR DISTILLERS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,681,297)	(1,487,769)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustments		192,016	(173,763)
Depreciation and Amortization		179,819	13,361
Accounts Receivable		72,208	(176,630)
Inventory		74,684	(242,935)
Prepaid Expenses		2,554,662	(1,728,123)
Other Non-Current Asset		250	(3,409)
Accounts Payable		49,073	(623,789)
Accrued Expense		6,036	31,812
Other Current Liabilities		(495)	(16,884)
Right of Use Asset		140,644	138,483
Lease Liability		(139,570)	(27,408)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		3,129,327	(2,809,287)
Net Cash provided by (used in) Operating Activities	$	448,031	(4,297,056)
INVESTING ACTIVITIES			
Fixed Assets - Net	$	(3,140,566)	(143,609)
Intangible Assets - Net		326	(9,178)
Net Cash provided by (used in) Investing Activities	$	(3,140,241)	(152,788)
FINANCING ACTIVITIES			
Loan Payable - Related Party	$	3,307,915	3,118,164
Loan Payable		34,139	1,351,172
Advances from Related Party		(91,029)	91,029
Receivables from Related Party		(543,260)	-
Member Equity		-	123,792
Net Cash provided by (used in) Financing Activities	$	2,707,766	4,684,157
Cash at the beginning of period		276,271	41,958
Net Cash increase (decrease) for period	$	15,556	234,313
Cash at end of period	$	291,827	276,271

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Shankar Distillers Inc. ("the Company") was originally formed as Shankar Distillers LLC in Michigan on December 20, 2020, and was converted to a Delaware corporation effective October 1, 2025. Shankar Distillers is a Michigan distillery specializing in making craft bourbon and rye whiskies. The Company leverages the heritage that has been used in distilling whiskey and spirits in the United States and brings a mix of craftsmanship, quality, and technology. The Company earns revenue through tours, tastings, and purchases at its Michigan distillery as well as sales across many states in the United States. It currently offers six types of bourbon and two types of rye whiskies with plans to expand its portfolio to include gin, vodka, and tequila. The Company's headquarters is in Bloomfield Hills, Michigan. The Company's customers are located in ten states across the United States and internationally in India. The Company is planning to expand to twenty more states in the United States and three additional countries, Canada, the United Kingdom, and Japan.

The Company will conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

Management has evaluated whether conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued. The Company has incurred recurring operating losses, experienced negative operating cash flows, and has limited liquidity, which raise substantial doubt about its ability to continue as a going concern. Management's plans to address these conditions include seeking additional financing and equity contributions, including potential investments from existing and new investors and a prospective crowdfunding offering. As of the date these financial statements are issued, the Company has received $350,000 and continues to pursue additional funding; there can be no assurance such financing will be obtained on acceptable terms or in sufficient amounts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its subsidiary, Shankar Distillers Private Limited, an Indian entity formed on December 01, 2022. All significant intercompany transactions are eliminated.

Basis of Consolidation – Foreign Operations

The financials of the Company include its subsidiary, Shankar Distillers Private Limited, an entity operating out of India. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in losses of $396 and a loss of $98 in 2024 and 2023, respectively.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $291,827 and $276,271 in cash and cash equivalents as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions. Credit terms are typically net 30 and net 60 days. The Company evaluates credit risk on a customer-by-customer basis. The Company does not deem an allowance necessary for both years. As of December 31, 2024 and 2023, the accounts receivable totaled to $136,994 and $209,202, respectively.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory amounted to $1,091,591 and $1,166,276 at December 31, 2024 and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Barrel and Bar Rack	10	5,141	5,141
Bottling Equipment	10	103,388	103,388
Distillery Equipment	10	3,030,726	11,545
Office Equipment	10	56,562	23,535
Furniture & Fixture	10	74,998	-
Less Accumulated Depreciation		(179,819)	(13,361)
Totals		**3,090,996**	**130,248**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles – Goodwill and Other, in accounting for internally developed intangible assets. The Company's subsidiary, Shankar Distillers Private Limited, recorded intangible assets consisting of internally developed blend formulations. Costs incurred in developing these assets are capitalized because they represent identifiable assets with alternative future use and are expected to generate probable future economic benefits. As of December 31, 2024 and 2023, the balances were $10,493 and $10,818, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the manufacturing and sale of whiskey and spirits under the brand name VARCHAS. The Company's payments are collected either immediately at the point of sale (e.g., tasting rooms and outlets) or on credit terms of net 30 or net 60. For export sales, collections typically occur within two to three weeks, depending on the mode of transportation. The Company's primary performance obligation is the delivery of goods to its customers, with control generally transferring upon delivery consistent with an FOB Destination arrangement.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of overhead, service charges, duties & taxes, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On August 1, 2022, the Company entered into a lease agreement with Shankar Distillers Real Estate Holding LLC, a related party through common ownership and management. The Company accounts for this as an operating lease. Additional details are presented in Note 4.

In 2023, the Company received advances from its related party, Shankar Distillers Real Estate Holding LLC, an entity owned by Varchasvi Shankar, the Company's Chief Executive Officer and Founder, to fund a construction project. The Company acted only as a pass-through, applying these funds to pay for construction activities on behalf of the related party.

Additionally, In 2024, the Company directly paid for certain construction costs related to the distillery, which were attributable to Shankar Distillers Real Estate Holding LLC. These payments resulted in the recognition of a receivable of $543,259.53 from the related party as of December 31, 2024, representing amounts advanced by the Company on behalf of the related party and still outstanding at year-end.

During 2023 and 2024, the subsidiary, Shankar Distillers Private Limited, obtained loans from its directors, Susheela Shankara and Varchasvi Shankar, to support its operating expenses, Additional details are provided in Note 5.

During 2023 and 2022, the Company, which has common directors with V2Soft Inc. (a related party), jointly entered into loan agreements with First Merchants Bank in the principal amounts of $750,000 and $1,075,000, respectively. The loans bear interest at fixed annual rates of 9.00% and 5.39%, respectively, and mature on April 10, 2031 and July 6, 2029. See Note 5 for additional details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On August 1, 2022, the Company entered into a lease agreement with Shankar Distillers Real Estate Holding LLC, a related party, for certain real property and improvements located at 1030 Chicago Road, Troy, Michigan 48083. The original term of the lease is twenty (20) years, commencing on August 1, 2022 and expiring in September 2042. Under the terms of the lease, the Company is obligated to make monthly rental payments of $10,000 from commencement through January 2024, and $20,000 per month beginning February 2024 through the end of the lease term.

	Year Ending
Lease expense	2024-12
Operating lease expense	231,074
Total	231,074
Other Information	
Operating cash flows from operating leases	230,000
Weighted-average remaining lease term in years for operating leases	17.75
Weighted-average discount rate for operating leases	2.60%
Maturity Analysis	Operating
2025-12	240,000
2026-12	240,000
2027-12	240,000
2028-12	240,000
2029-12	240,000
Thereafter	3,060,000
Total undiscounted cash flows	4,260,000

Less: present value discount	(843,249)
Total lease liabilities	3,416,751

NOTE 5 – LIABILITIES AND DEBT

Loan Payable

On July 6, 2022, the Company and V2Soft Inc., a related party, entered into a loan agreement with First Merchants Bank as jointly and severally liable borrowers in the principal amount of $1,075,000 to finance the acquisition of equipment. Under the terms of the agreement, the Company is required to make eight consecutive monthly interest-only payments beginning August 6, 2022. Thereafter, the loan converted to an interest-bearing obligation at a fixed annual rate of 5.39%, with repayment scheduled in 76 consecutive monthly installments of principal and interest. The loan matures on July 6, 2029. As of December 31, 2024 and 2023, the outstanding principal balances were $873,385 and $1,038,252, respectively. The loan is collateralized by certain equipment acquired with the financing.

On October 10, 2023, the parties obtained an additional equipment loan from First Merchants Bank in the amount of $750,000. The loan bore interest at the Prime Rate plus 0.5%, which totaled 9% for the initial six months beginning November 2023, and was adjusted to 8.59% effective May 2024 for the remaining 84 months of the term. The loan is scheduled to mature on April 10, 2031. As of December 31, 2024 and 2023, the outstanding balances were $696,710 and $736,219, respectively.

Loan Payable – Related Party

During 2024 and 2023, the Subsidiary, Shankar Distillers Private Limited, obtained non-interest-bearing loans from its directors to support operating expenses. These loans are classified as short-term, with repayment terms of less than twelve months. The outstanding balances were $730,024 and $752,692 as of December 31, 2024 and 2023, respectively.

The Company obtained loans from V2Soft Inc., a related party, in multiple tranches during 2024 and 2023, bearing interest at 5% per annum. The Company received $3,390,249 and $2,691,346 in 2024 and 2023, respectively. The loans are unsecured, and both principal and interest are payable after five (5) years, unless accelerated upon default. The proceeds were used to fund the operating expenses of the Company. As of December 31, 2024 and 2023, the outstanding balances were $6,354,146 and $3,023,563, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024 Current Portion	Non-Current Portion	Total Debt	For the Year Ended December 2023 Current Portion	Non-Current Portion	Total Debt
Loan Payable	1,825,000	5.39% - 9.00%	2029-2031	260,509	1,309,586	1,570,095	204,376	1,570,095	1,774,471
Loan Payable – Related Party	6,834,287	0% - 5%	2025	730,024	6,354,146	7,084,170	752,692	3,023,563	3,776,255
Total				990,534	7,663,732	8,654,265	957,068	4,593,658	5,550,726

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	990,534
2026	275,841
2027	293,835
2028	3,336,621
2029	3,557,825
Thereafter	199,609
Total	8,654,265

NOTE 6 – EQUITY

Prior to its conversion to a Delaware corporation on October 1, 2025, the Company operated as a Michigan limited liability company, with equity classified as members' equity. As an LLC, the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below:

Name	Units	Percentage
Shankar Varchasvi	9,500,000	95%
Nandini Varchasvi	100,000	1%
Scott Blaine	200,000	2%
Kylash Siva Kumar	200,000	2%
	10,000,000	**100%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 11, 2025, the date these financial statements were available to be issued.

During 2025, the Company entered into multiple Simple Agreements for Future Equity ("SAFE") with third-party investors. These agreements do not bear interest and have no stated maturity date. Each SAFE provides investors the right to receive future equity in the Company upon the occurrence of a qualified financing or change of control event. The agreements are subject to a post-money valuation cap of $15,000,000, with total proceeds amounting to $350,000.

On August 31, 2025, the related party loan amounting to $6,500,000 was extinguished and reclassified to equity as a capital contribution, prior to the Company's conversion from a Michigan Limited Liability Company to a Delaware C Corporation effective October 1, 2025. The satisfaction of this obligation occurred before the conversion and, accordingly, is disclosed herein as a subsequent event to the Company's reviewed financial statements as of and for the year ended December 31, 2024. Management has evaluated subsequent events through the date of issuance of these financial statements and has determined that this disclosure appropriately reflects the settlement and capitalization of the related party liability.

On September 24, 2025, the Company filed its Certificate of Incorporation, thereby converting to a Delaware corporation under the name Shankar Distillers Inc. The Company is authorized to issue 20,000,000 shares of common stock, of which 9,600,000 shares are designated as voting common stock and 10,400,000 shares are designated as non-voting common stock. All shares have a par value of $0.0001.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Invest in Shankar Distillers

Award-winning bourbon and tequila connecting two of the world's largest spirits markets

Shankar Distillers creates award-winning spirits that unite two of the world's largest markets. Forbes recognized our Reserve 102 Bourbon among the top 5 bourbons in the world in 2024. Our 900 Grados Tequila brought home two gold medals at the San Francisco World Spirits Competition, one of the largest most prestigious spirits competitions across the globe. We've earned 20 awards in two years, built a state-of-the-art $5M distillery, and already distribute in 2,500+ US stores and 500+ stores across India - the world's largest whiskey market.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



SHANKAR DISTILLERS
A premium American whiskey & tequila brand
born from ambition, heritage, and heart

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
20% Discount

MIN INVEST $500

VALUATION CAP $22.5M

REASONS TO INVEST

Forbes-Recognized Excellence: Forbes named our Varchas Reserve 102 Single Barrel Bourbon one of the World's Best Bourbons in 2024, going head-to-head with established industry giants.

Dual-Market Advantage: Unlike most American craft distilleries, we focus on exporting to India. We believe accessing the largest whiskey market in the world, a market that consumes 230 million cases of whiskey annually, compared to 30 million in the US, gives us an edge.

Strategic Market Positioning: We focus on bourbon (America's native spirit in a $5.2 billion industry) and tequila (the fastest-growing spirits segment, up 300% since 2003).

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

TEAM



Varchasvi Shankar • President, CEO & Board Member

Varchasvi turned a 3-person IT startup into V2Soft, now a global technology company with over 1,500+ employees across six countries. His company has earned National Supplier of the Year recognition and multiple MMSDC awards. He serves on influential boards, including the Stellantis Advisory Council and the executive board of the Wildlife Conservation Foundation, and has committed $7 million of personal equity to Shankar Distillers.

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Kylash Sivakumar • Master Distiller

A chemical engineering graduate with nearly a decade of experience in craft distilling, Kylash trained under Kris Bergland - the "godfather" of Michigan's craft spirits industry. He designed our $5M manufacturing facility and developed the award-winning bourbon and tequila recipes that have earned us 20 industry awards.

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Michael Collin Forsyth • Chief Operating and Sales Officer

Michael built one of Michigan's most prominent craft distilleries from scratch. He brings expertise in brand development, sales and marketing strategies, and distillery operations that drive profitable growth.

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Scott Allen Blaine • Vice President Operations and Board Member

Scott brings two decades of management experience to the distillery and shepherded the business through its start-up phase. Before joining the distillery, he worked for Fiat Chrysler for over 20 years building and managing enterprise architecture. At Shankar Distillers, Scott served as project manager for distillery construction and established all licensing, distribution and supply chain management.

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Nandini Gowda Varchasvi • Board Member and Executive Vice President

Nandini has a long history of management leadership that transcends both tech and hospitality. She has served as the Executive VP for V2Soft where she oversees product development, solutions delivery and project management. At Shankar Distillers, Nandini oversees finances and leads our growing events business and corporate relationships.

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Rajanna Gowda • Principal Accounting Officer

Rajanna leads overall company accounting for Shankar Distillers. For the past 14 years, he has also served as Global Financial Controller for V2Soft, an Information Technology company that provides IT Services to Fortune 1000 customers with its offices around the world and in the US.

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The Shankar Distillers Story

Shankar Distillers was born from a simple realization: America makes incredible bourbon, but India - the world's largest whiskey market - remains largely untapped by American craft brands.

Founder Varchasvi Shankar discovered his passion for America's native spirit after building his successful technology company, V2Soft. As someone who emigrated from India and built his American Dream through entrepreneurship, he saw a unique opportunity to connect these two worlds through premium spirits.

Most craft distilleries focus exclusively on domestic markets, but Shankar recognized that India consumes nearly eight times more whiskey than the United States - approximately 230 million cases annually, compared to 30 million. Yet few American craft brands had established a meaningful presence there.

Founded in 2020, our mission became clear: create a unique American craft distillery designed to bridge America's bourbon heritage with India's enormous whiskey appetite. We'd honor traditional American distilling while building authentic cultural connections through shared origins and entrepreneurial stories.

Shankar backed his vision with serious capital, investing over $10M, including $7M of personal equity and $3M in financing partnerships. In 2024, we opened our state-of-the-art 15,000 sq. ft. distillery in Troy, Michigan, featuring advanced equipment capable of producing bourbon, rye, vodka, and gin, as well as managing our tequila partnerships in Mexico.


Shankar backed his vision with over $10M in total investment
$7M
of personal equity
$3M
from financing partnerships
In 2024, we opened a state-of-the-art 15,000 sq. ft. distillery in Troy, Michigan

Master Distiller Kylash Sivakumar joined to lead product development, bringing deep expertise in craft whiskey. COO Michael Forsyth joined the team with experience in scaling craft distilleries to profitable exits.

Our approach has delivered results. In just two years, we've earned 21 awards, including recognition from Forbes as one of the top 5 Bourbons in the World, established distribution across thousands of stores on two continents, and formed partnerships with major retailers. What started as a vision to connect markets has evolved into an award-winning distillery poised for significant growth.


VARCHAS
STRAIGHT BOURBON WHISKEY
VARCHAS
STRAIGHT RYE WHISKEY
VARCHAS

The Problem

American craft spirits continue gaining recognition worldwide, but most distilleries overlook substantial international opportunities.


India is home to the world's largest whiskey market, but **it remains largely untapped by American craft brands** despite consuming nearly 8 times more whiskey than the United States.
x8

In addition to focusing on a single market, many other craft spirits brands focus on a single segment – vodka or gin, or bourbon or tequila. Brands that go all in on a single product are more susceptible to changing consumer preferences or economic shifts.

Our Solution

Shankar Distillers bridges this gap as one of the first American craft distilleries purpose-built to serve both domestic and international markets. Our premium spirits warm the hearts of American craft enthusiasts while building authentic connections with Indian consumers through our founder's shared immigrant entrepreneurial journey.


Our Product Portfolio
Varchas Bourbon
Our flagship Reserve 102 Single Barrel Bourbon earned Forbes recognition as one of the World's Best Bourbons and scored 97 points as Single Barrel Bourbon of the Year
900 Grados Tequila
Crafted from 100% blue agave in partnership with Casa Loy distillery in Jalisco, Mexico - our Reposado and Anejo won gold at the San Francisco World Spirits
Complete Range
18 different products spanning bourbon, tequila, vodka, and gin, including 7 finished whiskeys made just for the India market.

Our diversified product portfolio, focusing on bourbon and tequila, are creating award winning brands that are gaining traction in two of the world's most popular spirit categories.

Market

US Spirits Market

American consumers continue trading up, seeking high-quality, aged spirits over mass-market alternatives. Celebrity endorsements, hip-hop culture, and the craft movement drive demand for premium tequila and whiskey. Cultural shifts favor brands that deliver authentic craft quality and compelling stories.


US Spirits Market
$107.8 B
2029 (projected)
$83.4 B
2024
31%
18%
Market valued at $84.3 billion in 2024, projected to reach $107.8 billion by 2029
Whiskey combined leads with 31% market share (bourbon and American whiskey leading)
Tequila claims 18% market share as the fastest-growing segment
Over 2,300 craft distilleries are operating nationwide

Source

India Whiskey Market

India's whiskey market benefits from rising middle-class disposable income and increasing urban acceptance of premium alcohol. Government support for beverage imports and economic growth initiatives creates favorable conditions for American brands to thrive. Large scale, combined with a growing appetite for imported spirits, presents compelling expansion opportunities.


India Spirits Market
$64 B
2028 (projected)
$52.5 B
2025
48% of global whiskey consumption
Market valued at $52.5 billion in 2025, projected to reach $64 billion by 2028
India controls 48% of global whiskey consumption
Indians consume 230 million cases annually, versus 30 million in the US
Accelerating demand for premium and imported spirits

Traction



Financial Performance
$750K
revenue (2024)
We generated $750K in revenue in 2024, up 45% year over year
Capital Commitment
$10M+
invested
Over $10M invested to date, including $7M in founder equity from Varchasvi Shankar and $3M in financing.
Distribution Footprint
2,500+
U.S. accounts
Available in 2,500+ retail and on-premise accounts nationwide.
Key retail
partnerships
Established relationships with Kroger, Total Wine, and Meijer.
500+
Indian stores
Currently in 500+ stores across Karnataka, Goa, Delhi, Maharashtra, and Haryana.
Expansion
in progress
Growth pipeline includes additional Indian states and U.S. markets.
Production Infrastructure
$5M distillery
(launched 2024)
15,000
sq. ft.
Facility with public tasting room and event space
6000
Gallons
6,000 gallons fermentation capacity
45-foot
continuous still
45-foot continuous still with two additional 28-foot distillation columns.
250-gallon
hybrid pot still
250-gallon hybrid copper pot still for specialty production
Eco-conscious
operations
Industry-leading design with eco-conscious operations.
VARCHAS
RESERVE
102
STRAIGHT BOURBON WHISKEY

**The statements above regarding future business plans are forward-looking statements based on management's current expectations and negotiations, which are subject to change. There is no assurance that any of the referenced business plans will be executed, become effective. Actual results may differ materially due to various factors, including negotiation outcomes, operational execution, and market conditions.*

Industry Recognition: Our spirits have earned 20 awards in less than two years:

- Forbes named our Reserve 102 Single Barrel Bourbon as one of the World's Best Bourbons (2024)
- Single Barrel Bourbon of the Year at World Bartender Spirits Awards (97 points)
- Gold medals at the San Francisco World Spirits Competition

Intellectual Property: Comprehensive trademark protection secured across the US, India, and 50+ countries for our complete brand portfolio.

How We Make Money

Shankar Distillers generates revenue through diversified channels across our dual-market strategy:


US Revenue Streams:
Direct-to-consumer sales through our Troy, Michigan, tasting room and events
Wholesale distribution via RNDC to major retailers, including Kroger, Total Wine, and Meijer
On-premise sales to restaurants and bars across multiple states
Private event hosting and distillery experiences
India Revenue Streams:
Export sales through our 500+ store distribution network
Market-specific products, including Detroit Reserve (American blended whiskey) and Indus Gold (American-Indian whiskey blend manufactured in India)
Duty-free sales launched in Telangana and Delhi markets
Revenue Model
Premium craft spirits pricing delivers superior margins compared to mass-market brands. We believe our India market expansion provides substantial growth opportunities as one of the first American craft bourbon brands to establish a meaningful presence in the world's largest whiskey market.
VARCHAS

Use Of Funds

We're raising $1.2M to accelerate growth across both US and international markets:


Marketing & Sales Expansion
Fund targeted campaigns to build brand awareness, expand our sales team, and accelerate customer acquisition in both the US and India markets.
$1.2M
Use of Funds
SHANKAR DISTILLERS
A PREMIUM SPIRITS COMPANY
Market Development
Expand distribution partnerships into new US states and additional Indian markets, building on current regional success.
Production & Inventory
Increase production capacity to meet growing demand, expand aging inventory for premium releases, and support new product development.
Working Capita
Support daily operations as we scale revenue and manage inventory requirements for a growing business.

**See From C filing for additional information regarding the Company's use of proceeds.*

Ready To Invest In Award-Winning Spirits?

Join us in building one of America's first craft distilleries designed to connect two of the world's largest whiskey markets. Own shares in Forbes-recognized bourbon, established retail partnerships, and expanding international growth.


SHANKAR
DISTILLERS
A PREMIUM SPIRITS COMPANY
Invest in Shankar
Distillers

Disclaimer: Shankar Distillers and StartEngine do not provide investment advice or make investment recommendations. Investing in startups and early-stage companies involves a high degree of risk, including the loss of your entire investment, and is not suitable for all investors. Such investments are speculative, illiquid, not bank deposits, not insured by the FDIC, and are not guaranteed by any governmental or financial institution. Prospective investors should carefully review all offering materials and legal disclosures provided on the StartEngine platform before making any investment decision, and are strongly encouraged to consult their own legal, tax, and financial advisors. Past performance is not indicative of future results, and there is no guarantee of any return on investment.

ABOUT

HEADQUARTERS
1030 Chicago Road
Troy, MI 48083

WEBSITE
View Site

Shankar Distillers creates award-winning spirits that unite two of the world's largest markets. Forbes recognized our Reserve 102 Bourbon among the top 5 bourbons in the world in 2024. Our 900 Grados Tequila brought home two gold medals at the San Francisco World Spirits Competition, one of the largest most prestigious spirits competitions across the globe. We've earned 20 awards in two years, built a state-of-the-art $5M distillery, and already distribute in 2,500+ US stores and 500+ stores across India - the world's largest whiskey market.

TERMS

Shankar Distillers

Overview

AMOUNT RAISED
$0

VALUATION CAP
$22.5M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$8,530,343	$7,853,554
Cash & Cash Equivalents	$291,827	$276,271
Accounts Receivable	$136,994	$209,202
Short-Term Debt	$1,486,423	$1,475,437
Long-Term Debt	$11,252,011	$8,096,927
Revenue & Sales	$750,955	$515,702
Costs of Goods Sold	$600,731	$351,819
Taxes Paid	$0	$0
Net Income	-$2,681,297	-$1,487,769

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in Shankar Distillers. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $22,500,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you an owner or managerial level employee of such a licensee nor the trustee of a trust that possesses stock or a membership interest in an entity licensed at the wholesaler or retail tier.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Shankar Distillers Inc will receive 5% addition to the base discount rate.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% addition to the base discount rate.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 4% addition to the base discount rate.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 6% addition to the base discount rate.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 8% addition to the base discount rate.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 5% addition to the base discount rate.

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 5% addition to the base discount rate.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 2% addition to the base discount rate.

Tier 2 Perk: Invest $5,000+ and receive 3% addition to the base discount rate.

Tier 3 Perk: Invest $10,000+ and receive 4% addition to the base discount rate.

Tier 4 Perk: Invest $25,000+ and receive 5% addition to the base discount rate.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Shankar Distillers Inc will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello. I'm Varchasvi Shankar, founder of Shankar Distillers.

Welcome to our distillery. Come on in.

This is our phenomenal tasting room.

We also have a state of the art manufacturing facility built right outside of Detroit. Come, let's go and check it out. Let's go and see how we make our bourbon.

Our business is focused on two main spirits, bourbon and tequila, some of the fastest growing spirits in the world.

While America is the number one country for the bourbon market, India is the number one country for the whiskey market, drinking almost half the world's whiskey. Tequila is growing around the world. So we are ready.

Hey there. I'm Kylash Sivakumar and I'm the master distiller here at Shankar Distillers.

Right now, you're joining me in the rack house. This is where we store all these barrels that are going to turn into our awesome bourbon, rye whiskeys.

One of our top selling bourbons right now is our 102 Reserve. Our 102 Reserve is a single barrel whiskey, proofed at 102 proof for M-102, 8 Mile, if you guys are familiar.

This is super special and it is top selling for us right now.

Forbes recognized it as one of the top five bourbons in America in 2024. It received a double gold in the Bartender Spirits Awards and also earned a gold in the San Francisco Spirits Awards.

Now we're talking tequila.

At Shankar Distillers, we've launched a new line of tequila called 900 Grados. We got our Blanco, we got our Reposado, and we got our Añejo.

What makes these products super unique is that I personally go down to Jalisco, meet up with our partners at Casa Loy, and we make this for about three weeks of the year. While I'm down there, I taste test it and make sure everything is amazing and we import it back into the United States.

We legally have to do this for it to be called tequila.

This is all 100 percent Blue Weber agave tequila.

We have our Blanco, the most pure form of tequila. We got our Reposado, which is rested in our whiskey barrels. That's rested for about six months. Then we have our Añejo, and that's aged for about 14 months in our bourbon barrels.

Our Reposado is our second highest selling product at Shankar Distillers. It won a gold in the San Francisco Spirits Awards, which is one of the most prestigious spirit competitions in the world.

Hi, I'm Ray Drazala, Chief Marketing Officer here at Shankar Distillers.

You've heard from our owner, Varchasvi Shankar, and our master distiller, Kylash. Now you're going to hear from me, the storyteller.

I'd like to share a little information you may not know. India is one of the biggest consumers of whiskey in the world. Forty eight percent of the market is consumed in India.

Now they like Scotch a little bit more than other whiskeys, but they are trending now more towards bourbon. This is a great opportunity for a craft distiller like us to be one of the very few that are exporting their product over to India.

Now for the products themselves, we have produced a Detroit Reserve blended with our rye, our bourbon, and a malt right here in the U.S., bottled and shipped to the Indian market.

We have also produced in India, Indus Gold. We take our bourbon and our rye, ship it to India, gather Scotch from Scotland and an Indian malt, blend that together, and have a great palate pleasing taste from Indus Gold.

Let me tell you a story about Varchasvi Shankar, Varchas or Shankar as a lot of us know him.

He came from Mysore, India back in 1992 with very little in his pocket. He wanted to finish school, so he did some odd jobs to make some money to pay for it. Then he started working for Chrysler as a developer.

From there, he saw an opportunity to create a business. In 1998, he founded V2 Soft, a technology company which now operates in 16 offices in six countries with over 1,500 employees worldwide.

Along with that, he had a dream. A dream to build something he could share. Share with not only with people here in America, but also bring back to his homeland in India.

He started Shankar Distillers.

A lot of his influence that you see in the product, the brand, and even the distillery here comes from a mix of Eastern culture and Western heritage. From the bottles and labels you see with the double headed eagle on the label, that's a symbol of the Kingdom of Mysore, where Shankar is from in India. To the American eagle topper that we have that symbolizes Shankar's American Dream that he started with this distillery.

Whiskey is what brought us together. I like bourbon. You like bourbon.

What a great opportunity to become part of our community, part of our family, part of the Shankar Distillers family.

Come with us on this journey. Help us build. Help us grow. Help us really establish ourselves and spread our story and our products across the U.S. and in India. Again, taking part in one of the parts one of the biggest whiskey consuming markets in the world.

Not only can we help establish and build this brand and build our community, we can help build more on our American dream, and invite you to be part of it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the “Intermediary”), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine’s platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SHANKAR DISTILLERS INC." FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 2025, AT 11:01 O`CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE FIRST DAY OF OCTOBER, A.D. 2025.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

SECRETARY'S OFFICE DELAWARE

10344569 8100F
SR# 20254067668

Authentication: 204903607
Date: 09-30-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:01 AM 09/24/2025
FILED 11:01 AM 09/24/2025
SR 20254067668 - File Number 10344569

CERTIFICATE OF INCORPORATION

OF

SHANKAR DISTILLERS INC.

The undersigned, a natural person (the "**Sole Incorporator**"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Shankar Distillers Inc.

II.

The registered office of the corporation in the State of Delaware shall be 555 East Loockerman Street, Suite 320, Dover, Kent County, DE 19901 and the name of the registered agent of the corporation in the State of Delaware at such address is Platinum Filings LLC.

III.

The purpose for this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

A. Authorized Stock. The Corporation is authorized to issue two classes of stock, designated Voting Common Stock and Non-Voting Common Stock (each, a "**Common Stock**," and collectively, the "**Common Stock**"). The total number of shares of stock the Corporation is authorized to issue is 20,000,000 shares, all having a par value of $0.0001 per share, and such authorized shares are divided as follows:

1. Voting Common Stock: 9,600,000 shares, $0.0001 par value per share.

2. Non-Voting Common Stock: 10,400,000 shares, $0.0001 par value per share.

B. Rights, Powers and Preferences.

1. **Identical Economic Rights**. Except as expressly provided herein, the Voting Common Stock and the Non-Voting Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, including, without limitation, (a) the right to receive dividends and other distributions of cash, stock or property when, as and if

declared by the Board of Directors, and (b) the right to share ratably in the net assets of the Corporation upon any liquidation, dissolution or winding up of the Corporation.

2. **Voting Rights**. Each share of Voting Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote of the stockholders of the Corporation. Except as otherwise required by the DGCL, the Non-Voting Common Stock shall have no voting power and the holders of Non-Voting Common Stock shall not be entitled to vote on any matter submitted to the stockholders of the Corporation.

3. **No Other Rights**. The Common Stock shall have no other designations, powers, preferences or rights, and no other qualifications, limitations or restrictions, except as set forth in this Certificate of Incorporation or as provided by the DGCL.

V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board Directors in the manner provided in the Bylaws.

B. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder as given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder had given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

C. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

VI.

A. The liability of the directors for monetary damage shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VIII.

The name and the mailing address of the Sole Incorporator is as follows:

Varchasvi Shankar
1030 Chicago Rd.
Troy, MI 48083

IX.

The future effective date of this Certificate of Incorporation is October 1, 2025.

[Remainder of this page intentionally left blank]

This Certificate has been subscribed as of the date set forth below by the undersigned who affirms that the statements made herein are true and correct.

Signed by:
Varchasvi Shankar
5AC584518FD74E6...

Varchasvi Shankar,
Sole Incorporator

Dated: September 24, 2025

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000(excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%